U.S. SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                             FORM 4

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Stephen N. Ashman
2540 Massachusetts Avenue
Apt. 207
Washington, DC  20008

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person, if an entity
    (Voluntary)


4.  Statement for Month/Day/Year

     2/10/2003

5. If Amendment, Date of Original (Month/Day/Year)

6.  Relationship of Reporting Person to Issuer (Check all applicable)

X   Director
    Officer - Title -
    10% Owner
    Other

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1.  Title of Security

Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Day/Year)

     2/10/2003


2A. Deemed Execution Date, if any (Month/Day/Year)

    N/a

3.  Transaction Code

    Code
      J (Accrued monthly under
        director compensation plan providing for $600 grant of shares per month at monthly closing price, shares to be issued annually after close of year)


4.  Securities Acquired (A) or Disposed of (D)

       Amount    (A) or (D)    Price
        1,518      A        $3.43-$8.70
                                  * monthly closing prices at
                                    which grant accrued under
                                    director compensation plan

5.  Amount of Securities Beneficially Owned
    following reported transaction(s)

    14,463

6.  Ownership Form: Direct (D) or Indirect (I)

    D

7.  Nature of Indirect Beneficial Ownership

    n/a

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Table II
Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Derivative Security

     Options to Buy

2.  Conversion or Exercise Price of Derivative Security

A.    $2.75
B.    $3.34
C.    $2.78
D.    $4.45
E.    $3.55

3.  Transaction Date (Month/Day/Year)

A.  1/22/99 option granted
B.  1/21/00 option granted
C.  1/19/01 option granted
D.  1/21/02 option granted
E.  2/09/03 option granted


3A. Deemed Execution Date, if any (Month/Day/Year)

    N/a


4.  Transaction Code

    Code
     J (option granted under Director compensation plan)


5.  Number of Derivative Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

      One         A         n/a (option granted at market price)

6.  Date Exercisable and Expiration Date (Month/Day/Year)

     A. 1/22/99 and 1/21/04
     B. 1/21/00 and 1/20/05
     C. 1/19/01 and 1/18/06
     D. 1/21/02 and 1/20/07
     E. 2/09/03 and 2/08/08

7.  Title and Amount of Underlying Securities

    Williams Industries, Inc. Common Stock

    Amount or Number of Shares -

     A. 5000 shares
     B. 2500 shares
     C  2500 shares
     D. 2500 shares
     E. 3000 shares

8.  Price of Derivative Security

     n/a

9.  Number of Derivative Securities Beneficially Owned Following
    Reported Transaction(s)

     5 options as specified above

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

     D

11. Nature of Indirect Beneficial Ownership

     n/a

Signature of Reporting Person

/s/ Stephen N. Ashman    Date: February 12, 2003
    Stephen N. Ashman